UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number
001-39609
Hillman Solutions Corp.
(Exact name of registrant as specified in its charter)
10590 Hamilton Avenue
Cincinnati, OH 45231
(513) 851-4900
(Address, including zip code, and number, including area code, of registrant’s principal executive offices)

Warrants, each whole warrant exercisable for one share of common stock, each at an exercise price of $11.50 per share
(Title of each class of securities covered by this Form)

Common Stock, par value $0.0001 per share
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, The Hillman Companies, Inc. has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 3, 2022	HILLMAN SOLUTIONS CORP.

	By:	/s/ Douglas J. Cahill
	Name:	Douglas J. Cahill
	Title:	Chairman, President and Chief Executive Officer